Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Via EDGAR

July 17, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Amendment No. 2 to Registration Statement on Form F-4 Filed on June 12, 2023 File No. 333-270267

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 26, 2023 on the Company’s Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission on June 12, 2023 (“Amendment No.2”). Concurrently with the submission of this letter, the Company is submitting its amendment No.3 to the Registration Statement (“Amendment No. 3”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.3.

Amendment No. 2 to Registration Statement on Form F-4

Offline Sales Network, page 158

1.	We note your response to comment 8. Please file the IP Agreement with Mullen as an exhibit to the registration statement or tell us why you are not required to do so.

Response: In response to the Staff’s comment, the Company has filed the IP Agreement with Mullen as exhibit 10.25 to Amendment No. 3.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊●桑西尼●古奇●罗沙迪律师事务所

austin    beijing    boston    BOULDER   brussels    hong kong    london   los angeles    new york    palo alto
SALT LAKE CITY san diego san francisco seattle shanghai washington, dc wilmington, de

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

Results of Operations

Impairment loss on long-lived assets, page 188

2.	Please expand your discussion of the impairment loss recorded on long-lived assets, including disclosing the specific nature of the assets impaired. Please disclose and discuss the factors that led you to conclude that an impairment analysis was necessary. Please also describe how you determined the amount of the impairment loss you recorded, including the estimated fair value attributed to the impaired assets and their carrying value as of the analysis date. In this regard, we note property, plant, and equipment, net, substantially decreased from $146.5 million at December 31, 2021 to $64.0 million at December 31, 2022. Please more fully discuss the significant changes that caused the decrease, such as the impairment, disposals, depreciation, etc.

Response: In response to the Staff’s comment, the Company has revised pages 188, 190 and 191 of Amendment No. 3 to disclose the specific nature of the assets impaired, the factors leading to impairment, the determination of the impairment amount, and the components of the significant decrease of the balance of property, plant and equipment, net.

Unaudited Pro Forma Condensed Combined Financial Statements, page 204

3.	We have reviewed your response to prior comment 9 and the disclosures you provided. Please further address the following:

●	Based on your disclosures on pages 23-24 and 93-96, it appears the SPAC can waive a closing condition such that if up to 53,492,403 shares subject to equity pledges and judicial freezes were exercised or auctioned off prior to the closing of the business combination and the business combination could be consummated. Based on these disclosures, it is not clear why this scenario is not reflected under Pro Forma Scenario II. In this regard, we note the differences between Pro Forma Scenario I and II, currently presented, are minimal and, based on the disclosures noted above, do not appear to appropriately reflect the range of potential pro forma outcomes.

Response: In response to the Staff’s comment, the Company has revised pages 207, 213 to 217 and 220 of Amendment No.3 to change the Pro Forma Scenario II to reflect the consummation of business combination when the shareholders of the SPAC waive a closing condition as to that the voting rights shall be no less than 71.2184% of all outstanding equity securities of the Company entitled to vote to appropriately reflect the range of potential pro forma outcomes.

●	Based on your disclosures on pages 23-24 and 93-96, revise the headnote to the pro forma financial statements to address the possible events that may occur after the business combination regarding the shares subject to equity pledges and judicial freezes and the potential consequences/impact the events could have on the combined entity, including the related accounting impacts that would impact the pro forma financial statements, similar to the information provided under “Following the closing of the Business Combination” on pages 24 and 95.

Response: In response to the Staff’s comment, the Company has revised page of 207 of Amendment No. 3 to add a headnote to the pro forma financial statements to address the possible events that may occur after the business combination.

●	In regard to the 3,750,000 advisor shares, we note although US GAAP permits offering costs to be recorded in equity that is allowable to the extent offering costs are netted against offering proceeds; however, if offering costs exceed offering proceeds or are incurred absent offering proceeds, they are required to be expensed. More fully explain what the offering costs relate to and, to the extent they exceed offering proceeds, tell us how you determined your accounting for them in the pro forma financial statements complies with US GAAP.

Response: In response to the Staff’s comment, the Company has revised page of 212, 216 and 219 of Amendment No. 3 to expense the portion of offering cost of 3,750,000 advisor shares that exceeds the offering proceeds in accordance of US GAAP. The Company respectfully advices the Staff that 3,750,000 advisor shares were issued to CBC, Revere and BHTIC that were retained to provide due diligence and financial advisory services including analyzing CH-AUTO Technology Corporation Ltd.’s business, operations and financing plans, identifying and securing financing from financing sources and facilitating this Business Combination.

4.	We have reviewed your response to prior comment 10 and the disclosures you provided under the Maximum Redemption pro forma scenario on page 206. As noted in your response, please revise your disclosure to quantify the number of shares that could be redeemed by MCAF public stockholders if the proposal to eliminate the net tangible asset requirement is not approved.

Response: In response to the Staff’s comment, the Company has revised page 208 of Amendment No.3 to disclose the number of shares that could be redeemed by MCAF public stockholders if the proposal to eliminate the net tangible asset requirement is not approved.

5.	Refer to pages 207 and 211. We note that both pro forma balance sheets present negative cash balances under the Maximum Redemption pro forma scenarios. It does not appear presenting negative cash balances in the pro forma balance sheets is meaningful or appropriate since it seems to represent a result that cannot occur, absent an additional funding source. Please revise. In addition, please be advised if any additional cash redemptions occurred as a result of MCAF’s June 22, 2023 shareholder meeting, ensure those redemptions are appropriately presented under the columns MCAF Adjustments and MCAF Adjusted (Historical) in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised pages 209, 213, 218, and 219 of Amendment No. 3 to revise negative cash balances and reflect the cash redemption on June 22, 2023.

Experts, page 274

6.	Please address the following:

●	Revise the first sentence of the second paragraph to indicate the consolidated financial statements of CH Auto Inc. are as of December 31, 2022 and for the period from January 25, 2022 through December 31, 2022.

●	Revise the first sentence of the third paragraph to indicate the financial statements of MCAF are as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from March 2, 2021 (inception) through December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised page 276 of Amendment No.3.

Exhibits

7.	We have reviewed your disclosures made in response to prior comment 14. Please refer to Exhibit 23.1 and further address the following:

●	Refer to the beginning of the first sentences of each of the two paragraphs. Clarify that the auditor consents to the inclusion of their report in this Registration Statement. The current disclosures state the auditor consents to the incorporation by reference of their reports in this Registration Statement, however, the auditors’ reports are included in the Registration Statement on Form F-4 rather than being incorporated by reference.

●	Refer to the first paragraph. At the end of the first sentence, clarify that the consolidated financial statements of CH AUTO Inc. are as of December 31, 2022 and for the period from January 25, 2022, inception, through December 31, 2022. Also, omit any reference to this being an Annual Report on Form F-4 of CH AUTO Inc. for the year ended December 31, 2022.

●	Refer to the second paragraph. At the end of the first sentence, omit any reference to this being an Annual Report on Form F-4 of CH AUTO Inc. for the year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company has filed a revised exhibit 23.1 to Amendment No. 3.

General

8.	Please update the registration statement to reflect the results of your June 22, 2023 extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account throughout the registration statement.

Response: In response to the Staff’s comment, the Company has revised disclosure throughout Amendment No. 3 to disclose the number of shares redeemed and update the remaining money in the trust account.

9.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with MCAF’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the MCAF’s initial public offering.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that MCAF has not received any notice from the underwriter or any other firm engaged in connection with MCAF’s initial public offering about ceasing involvement in this transaction. Therefore, the Company respectfully advises the Staff that no additional disclosure has been added.

10.	We note your response to comment 22 in your response letter dated March 31, 2023 stating that you believe that CH-Auto Technology Corporation Ltd. can be considered either a majority-owned subsidiary or an entity controlled primarily by Pubco, to qualify for the exemption from the definition of investment company under rule 3a-1. Please further elaborate on the likelihood that (i) Pubco will be unable to continue to hold 50% or more of the voting securities of the Company at any time after the closing, and (ii) Pubco will not primarily control the Company at any time following the closing. In your response, please also address how these possibilities would affect, if at all, the registrant’s determination that Pubco will not meet the definition of an investment company under the 1940 Act.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff the followings:

As referenced in the Company’s response to comment 22 in the response letter dated March 31, 2023, Pubco intends to rely on either Section 3(a)(1)(C) or Rule 3a-1 under the Investment Company Act, or a combination of both, and intends at all times CH-Auto Tech, which represents substantially all of Pubco’s total assets, will be either an indirect majority-owned subsidiary of, or indirectly primarily controlled by, Pubco.

As of the date of closing of the Business Combination, Pubco will indirectly hold at least 39.1598% of the total issued and outstanding equity interests in CH-Auto Tech on a fully-diluted basis, and at least 72.1233% voting rights of all the outstanding shares CH-Auto Tech entitled to vote, which would allow CH-Auto Tech to be primarily controlled by Pubco, as there is no other person holding a greater share of voting securities of CH-Auto Tech than Pubco, and allow CH-Auto Tech to be a majority-owned subsidiary. As disclosed in Amended No.3, the second largest shareholder and also a non-participating stockholder, Nanjing Local Government Authorities, currently owns, through multiple platforms, in total 19.69% of the then-issued and outstanding equity interest in CH-Auto Tech. Therefore, no other shareholder of CH-Auto Tech, upon the consummation of the Reorganization or the Business Combination, will own 25% or more of voting power in CH-Auto Tech or has an equivalent amount of control of CH-Auto Tech.

If there are more than 216,878,637 (out of 229,451,760 shares that are under the equity pledge and subject to judicial freezing) Exercised Shares, Pubco will be unable to continue to hold 50% or more of the outstanding securities of CH-Auto Tech. And in the event that all the equity pledges are exercised, and all shares subject to judicial freezing are auctioned off pursuant to PRC law after the completion of the Business Combination, Pubco will have ability to direct, directly or indirectly, as little as 48.0114% of the voting rights of all outstanding equity securities of CH-Auto Tech entitled to vote, and own, directly or indirectly, as little as 39.1598% of the then-issued and outstanding equity interest in CH-Auto Tech. The Company believes it is unlikely that more than 216,878,637 shares will be exercised or auctioned off pursuant to PRC law. As noted in the Company’s response to comment 22 in the response letter dated March 31, 2023, CH-Auto Tech is actively negotiating with creditors regarding repayment terms, so that it can reduce the amount of shares subject to equity pledge and judicial freezing. Therefore, in the unlikely event that all the equity pledges are exercised, and all shares subject to judicial freezing are auctioned off, the Company is confident that it is able to repay creditors to release equity pledge for at least 1.9886% equity interest (being the difference between 50.0% and 48.0114%) to allow CH-Auto Tech to continue to be a majority-owned subsidiary of Pubco.

In addition, Pubco believes that the likelihood of it being unable to primarily control CH-Auto Tech at any time following the closing is low. First, the shares under equity pledge and subject to judicial freezing will not impact Pubco’s holding position in CH-Auto Tech. The equity interests of CH-Auto Tech held by Pubco, instead, are expected to increase year by year due to the transfer of up to 25% of the equity interests the DSO Stockholders each year. Second, as mentioned above, the second largest shareholder and also a non-participating stockholder currently owns, through multiple platforms, in total 19.69% of the then-issued and outstanding equity interest in CH-Auto Tech. Following the Business Combination, Pubco does not expect any other shareholder will own 25% or more of voting power in CH-Auto Tech or has an equivalent amount of control of CH-Auto Tech. In the worst-case scenario, where other shareholder becomes holder of more than 25% or more voting powers in CH-Auto Tech, as long as Pubco manages to repay the creditors to release equity pledge for at least 1.9886% equity interest (being the difference between 50.0% and 48.0114%), it will remain as the primary control person of CH-Auto Tech than that of any other person.

In general, it is more likely that Pubco’s voting interests CH-Auto Tech drop below 50% than that it loses its ability to primarily control CH-Auto Tech. To the extent, that Pubco is unable to continue to rely on Section 3(a)(1)(C) and/or Rule 3a-1, it will be subject to the registration requirement under the Investment Company Act of 1940. The Company has disclosed the risk of being deemed as an investment company on pages 109 and 110 of Amendment No.3.

11.	We note your disclosure on page 109 stating that Pubco is not an investment company and if Pubco were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on your business and the price of your securities. In your future or amended filings, please include, as applicable, references to the specific exemptions or exclusions that Pubco is relying upon under the Investment Company Act of 1940.

Response: In response to the Staff’s comment, the Company has revised pages 109 and 110 of Amendment No. 3.

12.	We note your reference to Pubco website at www.ch-auto.com. This website does not appear to be working. Please advise or revise.

Response: The Company respectfully advises the Staff that it is in the process of updating the content of its website, during which the website is temporarily unavailable. The Company has revised page 21 of Amendment No.3 to remove the reference to Pubco’s website, and undertakes to disclose Pubco’s website in subsequent filing when such website becomes available.

13.	We note your response to prior comment 20. We note your disclosure that the SPAC may waive certain closing conditions including, but not limited to, the closing condition regarding voting rights of 71.2184% of all outstanding equity securities of the Company entitled to vote. Please amend your disclosure to clarify which material conditions to closing, if any, are waivable, and tell us how you will inform investors if and/or when a material provision has been waived.

Response: In response to the Staff’s comment, the Company has revised pages 15, and 131 to 133 of Amendment No. 3 to disclose which conditions are waivable and to disclose how it will disclose that a material provision has been waived.

***

If you have any questions regarding Amendment No. 3, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati Professional Corporation
Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV